Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  August 25, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on August 25, 2006, entitled “SALE OF 25% INTEREST IN PROXIMUS”.

25 August 2006

SALE OF 25% INTEREST IN PROXIMUS

Vodafone today announces that it has agreed to sell its 25% interest in Proximus to Belgacom for a consideration of €2.0 billion in cash.  Belgacom already owns 75% of Proximus which is the leading mobile operator in Belgium.

The consideration implies an Enterprise Value to EBITDA1 multiple of 7.2x for the financial year ending 31 March 2007.  Net cash proceeds to Vodafone are anticipated to be €2.0 billion (£1.4 billion).

Vodafone and Proximus have also signed a revised long-term Partner Network Agreement in Belgium with an initial five year term. This will enable Proximus and Vodafone customers to continue to benefit from Vodafone’s global products and services such as Vodafone live!, Vodafone Mobile Connect Card, Blackberry from Vodafone and international roaming services, including preferred roaming arrangements. In addition, the two companies will continue to co-operate in serving international corporate customers.

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“We have enjoyed a long and successful relationship with Belgacom, and together have built the leading mobile operator in Belgium. We do not, however, see ourselves as the most appropriate long-term holder of this minority stake.   In line with our strategy of actively managing our portfolio and maximising returns, we have achieved an attractive price with this sale.   I am also pleased that our customers will continue to benefit from our products and services in Belgium through a renewed long-term Partner Network Agreement with Proximus.”

The sale is subject to certain regulatory approvals and is expected to close before 31st December 2006. The sale proceeds will be used to reduce Vodafone’s net indebtedness.

This transaction does not materially affect Vodafone’s proportionate mobile revenue and EBITDA outlook for the financial year ending 31 March 2007. However, Vodafone will no longer receive anticipated dividend income from Proximus of approximately £150m this year and there will be a corresponding reduction in the Group’s free cash flow outlook for the financial year ending 31 March 2007.

As a result of the transaction, Vodafone currently anticipates recording a gain on disposal of approximately £0.45 billion in its results for the year ending 31 March 2007 and will cease recording its share of the result of its 25% interest in Proximus from the date of closing of the sale.

-ends-

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

About Proximus

Proximus is the trading name of Belgacom Mobile SA.  Proximus is the mobile telephony market leader in Belgium and is 75% owned by the Belgacom Group and 25% owned by Vodafone.  For further information, please visit www.proximus.be

About Belgacom

The Belgacom Group (Belgacom S.A. and its subsidiaries) is the largest telecommunications company in Belgium and a market leader in many fields, particularly in wholesale and retail fixed line services, mobile communications, Internet and broadband data transmission services.  For further information, please visit www.belgacom.be

1 Proximus EBITDA estimate for fiscal year 2007 is based on a consensus of research analysts’ estimates.

For illustrative purposes an exchange rate of £0.68:€1 has been used.

© Vodafone Group 2006. VODAFONE, the Vodafone logos, Vodafone live! and Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 25 , 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary